Date: 26/02/2008	100 University Avenue, 9th floor Toronto ON, M5J 2Y1 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: POINTS INTERNATIONAL LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Special Meeting
Record Date for Notice of Meeting :	24/03/2008
Record Date for Voting (if applicable) :	24/03/2008
Meeting Date :	07/05/2008
Meeting Location (if available) :	Toronto, ON

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	730843109	CA7308431096

Sincerely,

Computershare Trust Company of Canada
Agent for POINTS INTERNATIONAL LTD.